Frequently Asked Questions

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Frequently Asked Questions

1.	What is Phoenix Guaranteed Income Edge®?

The Phoenix Guaranteed Income Edge (the “Guarantee”) is an insurance guarantee (for an additional fee) that is paired with four Investor ProtectorSM asset allocation models. The Guarantee can provide income over an investor’s lifetime, regardless of market conditions1. The Guarantee can assist your clients who are in the “bridge phase” and still accumulating assets in their investment accounts but are nearing their target retirement date, and your clients already retired who would benefit from the protection offered by an income guarantee.

The Guarantee can provide guaranteed lifetime income, even after the investor’s account value is reduced to zero through withdrawals and/or market performance. The amount of income guaranteed is 5% of the “Retirement Income Base,” which is generally set at the initial Account Value and then can increase or decrease based on certain events.

2.	Why was the Phoenix Guaranteed Income Edge® designed?

The product was designed to meet the needs of investors who are concerned about lifetime income. This product meets the need for lifetime income by providing a simple guarantee for retirement savings, even when an Account Value is reduced to zero.

3.	How does this help address some of the risks investors will face in retirement?

When an investor opens an investment account, the initial investment creates a Retirement Income Base2 (RIB). That RIB is locked in and is not affected by the fluctuations of the market. A 5% income stream is based on the RIB (ex. $1m RIB would provide $50,000 [5%] annually in guaranteed income for life). If the account value should rise, the investor has the ability to lock in a higher RIB, on the certificate anniversary, which would equate to a larger income stream as well (total fees for the Guarantee will also increase). So in general, the Guarantee can help address market risk and the risk of outliving one’s assets. It is important to explain that the RIB has no cash value, is not available for withdrawal and is used solely to determine the client’s guaranteed income amount (Retirement Income Amount). Except at issue or on a certificate anniversary where the optional increase is elected, the RIB and the Account Value are independent of each other.

4.	How does an investor open an Investor ProtectorSM Account with Phoenix Guaranteed Income Edge®?

Opening an account is easy. Utilize the same steps and processes as if you were opening a regular investment account. In addition, to elect the Guarantee, the client will need to complete a 2-page Guaranteed Income Edge enrollment form that adds the Guaranteed Income Edge feature to the investor’s account.

5.	Is Phoenix Guaranteed Income Edge® a variable annuity?

The Guaranteed Income Edge is a new breed of product. It is registered with the SEC and sold by prospectus. Technically it is an annuity – but not a variable annuity. The Guarantee is referred to as a Stand Alone Living Benefit (SALB) whereby the benefit can be paired with non-annuity investments such as mutual funds and ETFs.

[1]

Guarantees subject to claims-paying ability of the PHL Variable Insurance Company. The Guarantee has terms, conditions and limitations described in the insurance certificate and prospectus for the Phoenix Guaranteed Income Edge®.

[2]	Generally, the RIB is established using the initial Account Value. However, certain circumstances can cause the initial RIB to differ from the initial account value.

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Frequently Asked Questions

6.	Are there issue age limits for the Guarantee?

Yes, 0-85.

7.	What types of accounts qualify?

Non-qualified, traditional IRA, and Roth accounts are acceptable.

8.	Is it an immediate income benefit?

If the investor is 65 years of age, he/she may begin taking income immediately as withdrawals from the account. If an investor is younger than age 65, he or she could draw down account assets, but it will proportionally reduce the RIB.

9.	Does an investor have to annuitize to receive the income stream?

What makes this concept unique is that an investor does not lose control of his/her assets as may be the case when an immediate annuity is used to provide an income stream. The guaranteed income stream is generated by withdrawals the investor takes from his/her account and, if that Account Value reduces to zero during the investor’s lifetime as a result of withdrawals (as long as they are within the amount permitted by the certificate – see questions 7-8 for additional details on allowable withdrawals) and/or poor investment performance, the Guarantee then continues an income stream of 5% of the then current Retirement Income Base for the rest of the investor’s life. If an investor takes withdrawals from the account prior to age 65, these withdrawals will reduce the Retirement Income Base. However, the investor retains control of his/ her assets while the Account Value is greater than $0 and can take such withdrawals if they are necessary. The Guarantee has no cash value and only provides income payments during the lifetime of the investor after the Account Value goes to $0 as described above. The Guarantee does not provide any residual value or benefit to the heirs or estate of the investor after his/her death unless the investor has purchased the Spousal Guarantee, in which case any income payments provided by the Guarantee will continue for the life of the surviving spouse.

10.	When can the investor begin taking income?

Investors can take account withdrawals at any time; however, if an investor has not yet reached age 65 (the Retirement Income Date), then any withdrawal will reduce the Retirement Income Base for the Guarantee.

Investors are not required to take income once they reach age 65. They may continue to let their account grow and may increase their RIB should they accept the Annual Optional Increase on each certificate anniversary.

11.	How can an investor increase his/her guaranteed income stream?

There are essentially two ways for an investor to increase his/her guaranteed income stream: Annual Optional Increases and additional contributions.

Annual Optional Increase: Every year, the investor has the ability to increase the RIB on the Guarantee anniversary date if the account value is higher than the RIB. When the RIB increases, the 5% retirement income stream will also increase as will the total fees paid for the Guarantee.1

Additional contributions: At any time, the investor may make additional contributions to the investment account. Additional monies can increase the RIB and if the RIB increases, the 5% retirement income stream will also increase (step-up) as will the total fees paid for the Guarantee.1

[1]	Unless the fee percentages for the guarantee has decreased.

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Frequently Asked Questions

12.	What happens if the investor takes withdrawals before the Retirement Income Date?

Investors can take withdrawals prior to age 65; however, each withdrawal would be considered an “excess withdrawal” and will decrease the Retirement Income Base in the same proportion as the account value is decreased. There are no additional fees or penalties under the certificate due to withdrawals prior to age 65 (although the investor may have adverse tax consequences resulting from any withdrawal from a non-qualified account). If the investor needs access to monies prior to age 65, he/she has full access to the account value – it will simply lower the RIB which may equate to a lower income stream on a go-forward basis.1

Example:

Eileen Kennedy is age 60, her account value is $1,000,000 and Retirement Income Base is $1,500,000. Eileen needs to access $100,000 for a medical emergency and withdraws the funds from her account. Her account value immediately is reduced to $900,000. Because she made the withdrawal before age 65, the Retirement Income Base is reduced in the same proportion that the withdrawal reduced her account value.

	Before withdrawal	After withdrawal	Reduction	Amount of Reduction
Account Value	$1,000,000	$900,000	10%	$100,000
RIB	$1,500,000	$1,350,000	10%	$150,000

Please note that by reducing the RIB, excess withdrawals may also reduce the fee charged for the certificate. The excess withdrawals reduce the RIB in proportion to the amount the account value is reduced (not dollar-for-dollar) and can have a negative impact on the future Retirement Income Amount. See the prospectus for examples.

13.	After age 65, what happens if the investor takes withdrawals from the account in excess of the 5% allowable amount?

Investors can take withdrawals of any amount at any time; however, any withdrawal above the 5% allowed each year would be considered an “excess withdrawal” and will decrease the Retirement Income Base in the same proportion as the account value is decreased. There are no additional fees or penalties (although the investor may have adverse tax consequences resulting from any withdrawal from an account). If the investor needs access to monies above and beyond the 5% withdrawal, he/she will have full access to the account value – it will simply lower the RIB which may equate to a lower income stream on a go-forward basis.

Excess withdrawals reduce the RIB in proportion to the amount the account value is reduced (not dollar-for-dollar) and can have a negative impact on the Retirement Income Amount. See the prospectus for examples.

14.	Does the Guarantee have surrender charges?

No. This product was built for the fee-based space and the investor can remove the Guarantee at any time without being charged a penalty.2 The assets are held in an SMA or fund and owned by the investor, so the investments are fully transparent and accessible. The assets are not held at the insurance company.

[1]	Either from the account or Guarantee, if triggered.
[2]	Fee paid for the quarter in which the Guarantee is terminated is not refunded.

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Frequently Asked Questions

15.	How can the investor turn their Guarantee off?

Investors can request to have the Guarantee turned off at any point in time. There are no fees or charges associated with turning the Guarantee off. Obviously, if the Guarantee is turned off, the account is no longer protected by the income guarantees and the Annual Optional Increase (Step-up) features. The investor can also re-elect to turn the Guarantee on after a 90-day waiting period. The investor would be subject to the new business rate (fee) for the Guarantee at that time and a new Retirement Income Base would be established based on the current Account Value. Should an investor decide to turn the Guarantee off, you will need to determine if the Investor Protector portfolios are still a suitable investment vehicle for your client. While other portfolios in the SMAP or FMAP programs do not offer an income guarantee, they may offer more suitable investment options for investors who no longer desire the income guarantee offered by the Phoenix Guaranteed Income Edge®.

16.	What are the fees for the optional Guarantee?

The fees for the Guarantee vary by model portfolio and payment option (individual or spousal).

Drivers of cost include allocation to equities (the more aggressive the portfolio, the greater the fee) and macroeconomic conditions (volatility and interest rates). Please visit www.investorscapital.com for the most current rate sheet.

17.	How can the Guarantee fee change for an existing certificate?

The fee is calculated as a percentage of the Retirement Income Base (RIB) on the first day of each calendar quarter. The percentage used to calculate the fee will not change unless the investor chooses to take certain actions on the account. Actions that may change the fee include electing to increase the Retirement Income Base at the Annual Optional Increase, making additional contributions to the account, or transferring to a different Investor Protector model.

Examples:

Eileen Kennedy currently has $1,000,000 invested and is paying a 1% fee for the guarantee benefit1. In year 2, Eileen sells a vacation home and deposits $500k into her account. Assuming she doesn’t step-up or change Investor Protector models, her $1,000,000 is locked in at 1%. The additional $500k would be charged the current fee. In both scenarios below, Eileen will end up with a new weighted average fee.

Here are a couple of hypothetical examples:

Scenario 1 – New business fee decreases

		Fee	Cost
Initial RIB	$1,000,000	1.0%	$10,000 per year
Subsequent investment	$500,000	0.7%	$3,500 per year

New RIB:	$1,500,000
New income stream guarantee	$75,000 per year
New weighted average fee	0.9% or $13,500 per year

[1]	Example also assumes that Eileen is older than age 65 and no prior withdrawals have been made.

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Frequently Asked Questions

Question 17 (continued)

Scenario 2 – New business fee increases

		Fee	Cost
Initial RIB	$1,000,000	1.0%	$10,000 per year
Subsequent investment	$500,000	1.3%	$6,500 per year

New RIB:	$1,500,000
New income stream guarantee	$75,000 per year
New weighted average fee	1.1% or $16,500 per year

18.	What if the investor dies? What happens to the account?

If the investor dies, the Guarantee terminates, and the balance of the Investor Protector account would be left to the beneficiary. If an investor purchases the Spousal Guarantee, the surviving spouse may continue to take withdrawals of the Retirement Income Amount from the Account Value and will receive income payments from the Guarantee if triggered during the spouse’s lifetime, under the terms of the certificate for life.

19.	What is the cost breakdown and investment minimums?

Investment Minimum: $100,000

Platform Fees: 50 bps

Max Advisor Fee: 150 bps

Rebalanced: Quarterly

Guaranteed Income Edge Fee: The fees vary by model and payment option – the greater the equity exposure, the higher the cost. Please see most current rate sheet for details.

20.	What licenses will be required to sell Investor ProtectorSM with Phoenix Guaranteed Income Edge®?

A Series 6, 65 or 66 are required. If you do not have an insurance license, please call ICAS at 1-866-377-4559.

21.	How are the fees billed and paid?

The Guarantee fee is taken at issue and then quarterly (in advance) and is drawn from the investment account. The advisor and platform fees are not counted as withdrawals that could reduce the RIB unless they exceed the amounts cited in the prospectus.

22.	What happens if the Account Value nears zero? How does the advisor, ICC continue to get paid?

Should the investment account value reach zero through a combination of withdrawals that are allowed under the terms of the certificate and/or poor performance, and the Guarantee is in effect, the Guarantee will pay the client their Retirement Income Amount for life. If the account reaches zero, the account terminates and the advisor, ICC and the insurance company would not collect fees (similar to a regular SMAP account reaching zero.)

23.	How does the guarantee influence the taxation of the underlying account?

The Internal Revenue Service recently issued rulings addressing the taxation issues surrounding the Guarantee. The highlights of their rulings are listed below:

•	The Guarantee is an annuity for federal income tax purposes and as such, results in no income tax liability until Guarantee payments are actually made.

•	When payments are made under the Guarantee, a portion of each payment may be excluded from income tax.

•	The Guarantee does not change the tax treatment of your investment account, including eligibility for

(1) capital gain tax treatment for gains and losses, (2) current deductibility of any losses, or

(3) any special tax treatment for dividends.

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Important Disclosures

The Phoenix Guaranteed Income Edge® is sold by prospectus and is subject to the terms and conditions described in the prospectus and underlying insurance certificate.

PHL Variable Insurance Company (PHL Variable) has filed a registration statement (including a prospectus) with the SEC for the Phoenix Guaranteed Income Edge. Before you invest, you should read the prospectus in that registration statement and other documents PHL Variable has filed with the SEC for more complete information about PHL Variable and the Phoenix Guaranteed Income Edge. You should carefully consider the charges, withdrawal restrictions and risks associated with the Phoenix Guaranteed Income Edge. The prospectus contains this and other information.

You can obtain a copy of the prospectus for the Phoenix Guaranteed Income Edge and any documents incorporated by reference into the prospectus for free by calling PHL Variable at 800-866-0753. You may also access the prospectus and incorporated documents for free at our website at www. phoenixwm.com or by visiting EDGAR on the SEC’s website at www.sec.gov. The funds and ETFs included in the Investor Protector Model Portfolios have separate prospectuses you can obtain by calling 866-377-4559 or by visiting EDGAR on the SEC’s website at www.sec.gov.

This communication is not intended to meet the objectives or suitability requirements of any specific individual or account. The Investor Protector Program is comprised of certain asset allocation models for which Investors Capital Advisory Services acts as investment advisor. Additionally, the Phoenix Guaranteed Income Edge®, an insurance certificate issued by PHL Variable, provides an income guarantee on the asset allocation models.

The certificate has its own restrictions, charges and risks. The Phoenix Guaranteed Income Edge® has a separate fee in addition to the fees associated with the underlying investment account. Guarantees are based upon the claims-paying ability of the PHL Variable.

Investors Capital Advisory Services is a registered investment advisor and does not sell, recommend or advise on insurance products. PHL Variable is an insurance company that does not provide investment advice and does not recommend or endorse any investment strategy. An investor should assess his/her own investment needs based on his/her own financial circumstances and investment objectives.

It is important to remember that there are risks inherent in any investment and that there is no assurance that any asset class or index will provide positive performance over time. Past performance is not a guarantee of future results. Diversification and strategic asset allocations do not assure a profit or protect against loss in declining markets.

The Phoenix Guaranteed Income Edge (form 07GRISGA.2) is issued by PHL Variable Insurance Company (Hartford, CT), and is distributed by 1851 Securities, Inc. (Hartford, CT), member FINRA. PHL Variable and 1851 Securities, Inc. are members of The Phoenix Companies, Inc. PHL Variable and 1851 Securities, Inc. are not affiliated with Investors Capital Corporation, of which Investors Capital Advisory Services is a part.

PHL Variable Insurance Company is not licensed to conduct business in NY and ME. The certificate may not be available in all states.

SEC File No. 333-161382

For more information,

please call the ICAS sales desk.

866-377-4559

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